Exhibit 14.1

Code of Conduct

Dear Colleague:

Napster is dedicated to conducting its business consistent with the highest standards of business ethics. We have an obligation to our employees, stockholders, customers, suppliers, community representatives and other business contacts to be honest, fair and forthright in all of our business activities.

Napster directors, officers and employees are faced every day with a number of business decisions. It is your personal responsibility to uphold Napster’s high standards of business ethics in every one of these situations. It is not possible for our Code of Conduct (the “Code”) to address every situation that you may face. If you use your good business judgment and experience, the majority of your business decisions are not likely to raise ethical issues. When you are faced with an ethical issue, we hope that this Code will serve as a guide to help you make the right choice.

Please take this opportunity to review our policies and to discuss any questions you may have with your supervisor or directly with Bill Growney, Napster’s General Counsel. The guidelines set out in this Code are to be followed at all levels of this organization by our directors, officers and employees. We rely on you to uphold our core values and conduct our business honestly, fairly and with integrity.

Sincerely,

Wm. Christopher Gorog
Chief Executive Officer

Napster

Code of Conduct

Napster is a team of individuals, working together to build

a responsible and ethical organization of which we can all be proud.

We believe that Napster, Inc. (“Napster” or the “Company”) enjoys a reputation of which we can be proud, and one that reflects our goals and the manner in which we work to achieve them.

As a Napster director, officer or employee, you will be expected to know and comply with law and Company policies. The purpose of this Code is to provide a summary of certain of Napster’s key policies and procedures, and is just one element of our overall effort to ensure lawful and ethical conduct. Simply restating these policies, however, does not lead inevitably to ethical conduct. You – the individual – must continue to understand, support and comply with these policies to enable us to achieve our business objectives. If you ever have any doubts as to whether certain conduct may violate this Code or any other policies of Napster, you should always feel free to discuss the situation with your supervisor, the Director of Human Resources or the Company’s General Counsel. Regardless of information provided by the Company, however, you are expected to know and follow the law as it relates to you as an officer, director or employee and citizen.

This Code applies to all directors, officers and employees of the Company, without exception.

Shared Responsibilities

Each of us shares responsibility for our Company’s reputation…

Napster is committed to increasing its value to customers, employees and stockholders by profitably providing high-quality products and services to markets around the world. We seek to fulfill this commitment while upholding the highest level of ethical conduct and meeting our responsibilities as a good corporate citizen. In this regard, our directors, officers and employees share certain responsibilities, and individually each is accountable for:

•	Conducting the Company’s business with integrity and operating in compliance with all applicable laws.

•	Adhering to Company standards for the safe operation of our facilities.

•	Avoiding situations where personal interests are, or appear to be, in conflict with the Company’s interests.

•	Safeguarding and properly using Company proprietary information, assets and resources, as well as those of other organizations entrusted to Napster.

•	Maintaining confidentiality of nonpublic, “insider” information and not acting on such information for personal gain.

•	Establishing a healthy, cooperative workplace by treating fellow employees and peers with respect and civility.

Underlying these basic responsibilities is the philosophy that we must maintain respect and dignity for the individual and ensure that each person is treated fairly.

Confidential Information

Keep proprietary information protected…

It is Napster’s policy that all individuals covered by this Code must keep confidential all information about the Company’s operations, products and business activities that has not been made public and that is not common knowledge among competitors, customers, suppliers and others, including other individuals who do not have a valid business reason for obtaining the information.

Individuals must not disclose to others, or use for themselves or others, any confidential information they have originated or acquired in connection with their association with Napster. It is equally important to protect proprietary or confidential information received from other companies, and to honor all terms of any confidentiality or non-disclosure agreement which may be in effect. It is our policy to never accept unsolicited confidential information from a third party regarding another company. Any individual who questions whether information he or she acquires is confidential has a responsibility to determine its classification by asking his or her immediate supervisor.

All Company documents, records, memoranda and other written materials are solely the Company’s property and must be returned to the Company on termination of employment or service. Individuals must also return all Company data that has been stored electronically, such as on computer disks which may be in their possession, and must delete any information which they may have stored on their personal computers. Nondisclosure obligations continue to apply after the period of employment or service, as well.

Obviously, it is not possible to list all types of Company information that must be treated as confidential. Individuals should be guided by the general principle that the Company considers confidential any information that is not officially disclosed (for example, through official reports or press releases) and which might be desired by others, for matters such as buying or selling Napster stock or competing against Napster.

Insider Trading

Do not buy or sell Napster’s stock based on inside information…

A related topic is the importance of complying with the United States securities laws. Napster has registered its common stock with the Securities and Exchange Commission so that it can be publicly traded. The securities laws are rigidly enforced and are intended to prevent misuse of corporate information by regulating the manner in which securities may be bought or sold.

It is against the law for any individual covered by this Code to buy or sell Napster stock based on material, nonpublic “insider” information about the Company. Individuals also may not supply family, friends or other acquaintances with that information. As a general rule, play it safe and never speculate in the securities of Napster when you are aware of information affecting our business that has not been publicly released, or in situations where trading would call your judgment into question.

This also applies to the securities of other companies (customers, suppliers, partners) about which you receive information in the course of your employment or service at Napster. For example, if you become aware that the Company is considering buying another company, you and your family members may not buy or sell securities of that company until Napster has publicly announced its decision.

Just as with all other confidential information, the principles that should guide you are straightforward: Do not use nonpublic information for your own personal gain, and don’t pass along that information to anyone else unless that person has a legitimate business reason to know and has a duty of confidentiality to the Company.

For a description of what constitutes “inside information,” and the risk and penalties associated with insider trading and Napster’s policies regarding insider trading, see the Napster Insider Trading Policy located in the legal section of the Napster intranet.

Conflicts of Interest

Avoid relationships or activities that present a conflict between your personal interests and your duties at Napster…

All individuals covered by this Code must be wary of any investment, business interest or other association that interferes – or even appears to interfere – with their objective ability to act in the best interests of the Company.

A conflict of interest arises when an individual’s judgment in acting on behalf of the Company may be influenced by an actual or potential personal benefit of any kind. The benefits may be direct or indirect, may or may not be financial in nature, and could exist through family connections, personal associations or otherwise.

It is not possible to describe all the circumstances where conflicts of interest may exist, but the following examples provide some activities that should raise a “red flag”:

•	Competing with, or helping others to compete with, Napster.

•	Accepting material gifts, payment or services from those seeking to do business with the Company.

•	Acting as a consultant, employee, officer or director for any outside business organization which is a competitor, customer or supplier of the Company.

•	Owning a substantial interest in a company that is a competitor, customer or supplier of the Company, or directing Company business to a firm in which an individual has a substantial interest (except that an ownership interest of five percent or less in such a company, where the individual has no influence on the management of that company, is not prohibited).

•	Any other arrangement or circumstance which might prevent the individual from acting in the best interests of Napster.

Keep in mind that all of the foregoing are prohibited whether the conflict relates to the individual or to a member of his or her immediate family.

If an employee finds himself or herself in a situation where a conflict of interest seems unavoidable, he or she should bring the matter to the attention of his or her immediate supervisor, who will be responsible for contacting Napster’s General Counsel for appropriate guidance. An officer or director in such situation should contact Napster’s General Counsel directly.

Outside Employment

For authorization for outside employment, employees must receive written consent from their manager and Human Resources after making full disclosure of the other employer and the nature of the work to be performed for them.

Employees may not perform outside work or solicit such business on Napster premises or while working on Napster time. Furthermore, employees are not permitted to use Napster equipment, telephones, materials, resources or proprietary information for any outside work.

Outside Associations

Napster does not intend to discourage the participation or association of employees in any civic, welfare, political, or similar organizations. If the nature of the association is such that Napster’s name may be publicly identified with the outside organization, employees should not use Napster’s name to lend weight or prestige to any political party or cause, or to the products or services of any other business. Furthermore, when an employee speaks out on public issues, unless they have been given specific authority by the Chief Executive Officer of Napster or his designee to do so, they should do so as an individual, and not as a representative speaking on Napster’s behalf.

Outside Directorships

An employee invited to serve as a director of an outside company should, before accepting such an offer, obtain the consent of the Chief Executive Officer of Napster through normal reporting channels. In situations of an obviously controversial or sensitive nature, all members of the organization are expected to seek the guidance of management before making any commitments that might potentially reflect on Napster.

Gifts, Entertainment and Travel

Use good judgment in accepting or offering gifts

or other business courtesies…

Accepting Gifts from Others

No individual covered by this Code should directly or indirectly seek or accept any payments, fees, services or other gratuities – regardless of the size or amount – outside the normal course of the such individual’s business duties from any person, company or organization which does or seeks to do business with Napster. Gifts of cash, or cash equivalents, of any amount are strictly prohibited. It is acceptable to receive certain common business courtesies, such as sales promotional items of small value (i.e. $50 or less), occasional meals and reasonable entertainment appropriate to a business relationship. However, individuals should exercise judgment and disclose these items if they have any doubt about whether they are appropriate. Do not put yourself or the Company in a situation where your motives could be questioned.

Making or Offering Gifts on Behalf of the Company

Similarly, no individual should make or offer any improper payment for the benefit of any individual, company or organization, which is designed to secure favored treatment for the Company in any business dealings. Bribes and kickbacks are strictly forbidden, and under federal statutes it is a crime, punishable by imprisonment and substantial fines, to make payments or gifts to foreign officials, political parties or candidates for the purpose of influencing them to misuse their official capacity to secure business advantages. Our policy, however, is significantly broader and is intended to apply regardless of whether the payment is lawful under the laws of a particular country.

Reasonable Business Entertainment and Travel

All dealings with suppliers, customers or others doing business with Napster must be conducted solely on a basis that reflects both the Company’s best interests and our high ethical standards. Providing common business courtesies, including entertainment and occasional meals for business associates, in a manner appropriate to the business relationship and associated with business discussions, is acceptable provided the expenses are reasonable and authorized in advance.

Travel expenses should also be consistent with the needs of business. Our goal is that individuals should neither lose nor gain financially as a result of business travel and entertainment. Individuals are expected to spend the Company’s money as carefully as they would their own.

Political Contributions

Refrain from mixing your politics with your employment…

We encourage individuals covered by this code to become involved in civic affairs, and all such individuals are free to endorse, advocate, contribute to, or otherwise support any political party, candidate or cause they may choose. However, individuals must strictly limit these activities to their own time, and any donations must be at their own expense. In addition, in public political statements, references to an individual’s affiliation with the Company should be avoided, and in any personal activity it should be clear that the individual is not acting on behalf of the Company.

Napster unequivocally forbids the use of Company funds or property for the support of political parties or political candidates for any office, federal, state or local. Federal law prohibits corporate donations to candidates for federal offices, and similar foreign, state and local statutes control these activities in their jurisdictions.

Napster does not give employees time off with pay for political activity. Political activities include any time spent running for public office, serving as an elected official or campaigning for a political candidate or cause. Employees may use their vacation time for such activities in accordance with the procedures governing all vacation scheduling.

Use of Company Funds, Assets and Facilities

Take care of Company property

and remember its primary business purpose…

Each individual covered by this Code is personally responsible for any Company funds over which he or she has control, and anyone spending Company money should always be sure the Company receives good value in return.

All individuals are responsible for the proper use of Napster’s property, information resources, facilities and equipment. Company property is vital to our business, and your vigorous protection of our assets is critical to our long-term success. Use and maintain these assets with the utmost care and respect, and help the Company guard against waste and abuse by being alert to opportunities for improving efficiency and quality, while reducing costs.

The Company’s assets are provided for legitimate business purposes. They should never be sold, loaned or removed from Company property without permission from an employee’s supervisor. It is recognized, however, that occasional personal use by employees may be reasonable if it does not adversely affect the interests of the Company. Employees should always consult with their supervisors for appropriate guidance.

Solicitation

Individuals covered by this Code may not solicit any other employee during working time, nor may such individuals distribute literature in work areas at any time. Under no circumstances may an individual disturb the work of others to solicit or distribute literature to them during their working time. Persons not employed by the Company may not solicit Company employees for any purposes on Company premises.

Theft

Any individual found to be engaging in, or attempting, theft of any property of the Company, including documents, equipment, intellectual property, personal property of other individuals, cash or any other items of value will be liable to immediate summary dismissal and possible criminal proceedings against them. All individuals have a responsibility to report any theft or attempted theft to the Company’s management.

Trademarks, Service Marks and Copyrights

Trademarks and service marks - words, slogans, symbols, logos or other devices used to identify a particular source of goods or services - are important business tools and valuable assets which require care in their use and treatment. No individual may negotiate or enter into any agreement respecting the Company’s trademarks, service marks or logos without first consulting the Company’s General Counsel. The Company also respects the trademark rights of others and any proposed name of a new product or service intended to be sold or rendered to customers must be submitted to the Company’s General Counsel for clearance prior to its adoption and use.

Similarly, using the trademark or service mark of another company, even one with whom our Company has a business relationship, always requires clearance or approval by our Legal Department, to ensure that the use of that other Company’s mark is proper.

Individuals must avoid the unauthorized use of copyrighted materials of others and should confer with the Company’s General Counsel if they have any questions regarding the permissibility of photocopying, excerpting, electronically copying or otherwise using copyrighted materials. In addition, simply because material is available for copying, such as matter downloaded from the Internet, does not mean that it is automatically permissible to copy or recirculate (by, for example, email or posting to an intranet facility). All copies of work that is authorized to be made available for ultimate distribution to the public, including all machine readable works such as computer software, must bear the prescribed form of copyright notice.

Use of Computers and Electronic Messaging

Remember that your computer and any information

on it is Company property…

Every individual covered by this Code is responsible for using the Company’s computer system, including, without limitation, its electronic mail (email) system and the Internet (collectively, the “Computer System”), properly and in accordance with Company policies. Any questions about these policies should be addressed to such individual’s immediate supervisor or the Director of Human Resources or the Company’s General Counsel. Individuals should be aware of, among other matters, the following:

The Computer System Is Company Property

The computers that individuals are provided or have access to for work or service and the email system are the property of Napster and have been provided for use in conducting Company business. All communications and information transmitted by, received from, created or stored in its Computer System (whether through word processing programs, email, the Internet or otherwise) are Company records and property of the Company. Napster has the right to control access to its email system. Napster provides email access to authorized individuals for business use. Non-employees such as third party customers, suppliers, and independent contractors and temporary employees with whom Napster has a business relationship may be given email access under appropriate circumstances, provided that such access has been approved in writing by a manager and provided that such third party has agreed in writing to the terms of this policy.

No Expectation of Privacy

Napster does not guarantee the privacy of email contents and individuals should have no expectation of privacy in materials stored or received on email, their computer or other company property. Napster may, in its sole discretion, access and monitor email contents at any time. By placing or receiving information on Napster’s email system, users of the system consent to Napster’s right to access and monitor email contents and to Napster’s right to read, print, edit, copy, republish, distribute, disclose, or delete e-mail contents.

Professional Use of Computer System Required; Other Policies Apply

Individuals covered by this Code are reminded to be courteous to other users of the system and always to conduct themselves in a professional manner. The Company’s policies against discrimination and harassment (sexual or otherwise) apply fully to the Company’s Computer System, and any violation of those policies is grounds for discipline up to and including discharge.

While incidental personal uses of Company equipment and email are not prohibited, such uses should not interfere with an individual’s duties or Company policies.

Offensive and Inappropriate Material; Illegal Activities

Company policies prohibit using the Company’s Computer System to send or receive messages or files that are illegal, sexually explicit, abusive, offensive or profane.

Copyrights and Trademarks

The Company’s Computer System may not be used to send (upload) or receive (download) copyrighted materials, trade secrets, proprietary financial information, or similar materials.

Termination of Employment

When an employee’s employment terminates, such employee’s Manager shall notify the appropriate Human Resources personnel who (as part of the employee termination process), shall notify the email administrator via RFS to terminate the employee’s email access. When a non-employee’s business relationship with Napster terminates, management shall notify the appropriate email administrator, who shall terminate such non-employee’s access to the email system.

Records, Costs and Controls

Maintain accurate, honest records

of all business transactions and dealings…

Keeping accurate and complete records is necessary for the Company to meet its financial, legal and management obligations. Records must be kept in accordance with accepted accounting rules and controls at all times, and should fully and accurately reflect all business transactions.

All reports, vouchers, bills, payroll and service records, measurement and performance records, expense accounts and other important data must be prepared with care and honesty. Individuals covered by this Code are responsible for ensuring that labor and material costs are properly recorded and charged on the Company’s records. No individual should ever, under any circumstances, misrepresent facts or falsify records.

Records containing personal data, including computer data, about individuals are confidential. They are to be carefully safeguarded and kept current, relevant and accurate. They should be disclosed only to authorized personnel or in accordance with a lawful process.

Financial Matters and Disclosure

Maintain the quality and integrity of our financial reports and maintain full, fair, accurate, timely and understandable disclosure to the SEC of our periodic reports…

Napster is a publicly traded company. As such, we rely on the public securities markets for capital to fund many of our activities. Public investors rely upon the quality and integrity of our financial reports and press releases. You must ensure that the Company maintains and reports its financial and non-financial information accurately and properly.

Financial Statements

Knowingly misrepresenting facts related to preparing financial statements, financial data or other Company records is strictly prohibited by Company policy and the law. In that regard, you must not:

•	Make or approve, or direct another person to make, materially false or misleading entries in the financial statements or records of the Company.

•	Fail to disclose to the Audit Committee any financial statements or records of the Company that are materially false or misleading.

•	Sign, or permit or direct another to sign, a document that contains materially false or misleading information or that omits material information necessary to prevent the document, in light of the circumstances at the time, from being misleading.

Periodic reports and other disclosure documents

We are committed to providing full, fair, accurate, timely and understandable disclosure in periodic reports we file with the SEC (“Periodic Reports”) and in all other disclosure documents we file with or submit to the SEC or provide to the Company’s investors or prospective investors (“Disclosure Documents”). If you help prepare, review, file or distribute the Company’s Periodic Reports or Disclosure Documents, or collect and submit financial and non-financial data for inclusion in such reports or documents, you should:

•	Promptly notify appropriate management personnel of all material information relating to the Company, particularly during periods in which any such report or document is being prepared.

•	Carefully review the information (including, as applicable, footnote disclosure, selected financial data, and the Management’s Discussion and Analysis of Financial Condition and Results of Operation) contained in drafts of any Periodic Reports or Disclosure Document submitted to you for review.

•	If you believe the information included in such report or document does not fairly present in all material respects the business, financial condition, results of operations and cash flows of the Company, you should promptly notify appropriate management personnel (or follow the reporting alternatives under Duties to Report and Inquire) of any issues, concerns or significant deficiencies in the financial and non-financial disclosure contained in any draft Periodic Report or Disclosure Document.

•	Promptly notify appropriate management personnel (or follow the reporting alternatives under Duties to Report and Inquire) if you become aware of (a) any significant deficiencies in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data and information, and (b) any fraud, whether or not material, that involves management or other Company employees who have a significant role in the Company’s financial reporting or internal controls.

Dealings with external auditors and internal audit staff

Our personnel who communicate with our external auditors and internal audit staff must adhere to the guidelines set forth below.

•	You should be candid and forthright in all dealings with the Company’s external auditors or internal audit staff, and you must not knowingly misrepresent facts or knowingly fail to disclose material facts.

•	You must not take, or direct any other person to take, any action to fraudulently influence, coerce, manipulate, or mislead any auditor engaged in the performance of an audit of the Company’s financial statements for the purpose of rendering such financial statements materially misleading.

•	You must not make false or misleading statements to an accountant or auditor in connection with any audit or examination of the Company’s financial statements.

Steps to take if you disagree with or question financial statements or reporting

If you have a disagreement or dispute with your superiors relating to the Company’s financial statements or the way transactions are recorded in the Company’s books, you should take appropriate steps to ensure that the situation is resolved properly. You should make your concerns known to the appropriate higher level(s) of management within the Company (or follow the reporting alternatives under Duties to Report and Inquire). You should document your understanding of the facts, the issues involved, and the parties with whom these matters were discussed. If you are an attorney, you may be subject to additional ethical and legal responsibilities with respect to reporting such matters, and you should follow the procedures defined by the Company’s legal department with respect to such matters.

Environment, Health and Safety

Help keep the workplace – and the communities in which we operate healthy, safe and clean…

Napster is committed to environmental, health and safety protection for its employees, customers, neighbors and others who may be affected by its products or activities. Although this commitment is based on compliance with the law, it goes well beyond that foundation: We strive to make the communities in which we work cleaner, safer places to live.

Federal, state, local and foreign environmental laws regulate the emission of pollutants into the atmosphere, the discharge of pollutants into surface and underground waters and the handling and disposal of wastes. All individuals covered by this Code are responsible for reporting to management any accident or situation that may lead them to believe that a product used or produced by the Company may present a substantial risk of injury to health or the environment.

Other laws, such as the Occupational Safety and Health Act and similar laws of other jurisdictions, regulate the physical safety and exposure to conditions in the workplace that could harm employees. These laws establish specific industrial hygiene and other safety procedures. Individuals must observe all posted warnings and regulations. Report immediately to your supervisor or the Company’s General Counsel any accident or injury sustained on the job, or any conditions in the workplace which you believe to be unsafe.

The laws in this area are complex, and violation can result in severe criminal and civil penalties for the Company, as well as for the individual. If you have any doubts about whether to raise safety-related concerns with your supervisor or the General Counsel, always err on the side of disclosure.

In addition to compliance with workplace safety regulations, Napster is committed to maintaining a safe, healthy environment for all its employees. Any of the following behavior may have an adverse impact on the work environment and on the safety and well-being of Napster’s employees and is therefore prohibited: (1) threats; (2) violent behavior; (3) the possession of weapons of any type; (4) the use of recording devices, including videophones and Web cameras, for other than management approved purposes; and (5) the use, distribution, sale or possession of illegal drugs or any other controlled substance, except for approved medical purposes. In addition, no individual should be on Napster premises or in the Napster work environment if he or she is under the influence of or affected by illegal drugs, controlled substances used for nonmedical purposes or alcoholic beverages. Consumption of alcoholic beverages on Napster premises is only permitted, with prior management approval, for Company-sponsored events.

Equal Opportunity

Respect the diversity of your colleagues…

The Company values each individual’s equal opportunity to achieve his or her potential, and recognizes the importance of providing a workplace where individuals feel respected, appreciated and satisfied.

Napster will not tolerate discrimination of any kind, especially involving race, color, religion, gender, age, national origin, disability, sexual orientation, or veteran or marital status. We are committed to equal treatment for all individuals in connection with hiring, promotion, training, compensation, termination and disciplinary action.

Discrimination can have serious consequences for the Company, most notably by exposing us to potential litigation and unfavorable publicity. More importantly, though, it undermines the positive work environment that the Company is committed to fostering, an environment which supports integrity, respect, trust, responsibility and citizenship.

Harassment

Recognize and avoid behaviors which could be considered harassment…

Any harassment by one individual towards another based on race, color, religion, gender, age, national origin, disability, sexual orientation, or veteran or marital status is expressly prohibited. Harassment includes verbal, physical and visual harassment as well as sexual harassment (which includes gender, pregnancy, childbirth, or related medical conditions). All individuals must be allowed to work in an environment free from unsolicited and unwelcome sexual overtures. Sexual harassment does not refer to occasional compliments or other generally acceptable social behavior. Sexual harassment refers to behavior that is not welcome, personally offensive, undermines or weakens morale and, therefore, unreasonably interferes with the work effectiveness of its victims and their co-workers.

Sexual harassment includes but is not limited to offenses such as 1) demands for sexual favors, accompanied by implied or overt promises of preferential treatment or threats concerning an individual’s employment status, 2) pressure for sexual activity, or 3) offensive, unwanted physical contact such as patting, pinching or constant brushing against another’s body. Sexual harassment can also include offensive sex-oriented verbal “kidding” or off-color jokes with sexual connotations, as well as visual conduct such as derogatory posters, cartoons, drawings, photographs, websites, videos, e-mails or gestures.

If an individual becomes aware of any harassment of any kind, or feels that he or she is a victim of harassment, this information should be communicated immediately to his or her supervisor, the Director of Human Resources or the Company’s General Counsel. The individual can make this report without fear of retaliation, and may do so without any requirement that he or she directly confront the harasser. Employees are expected to cooperate and respond truthfully in any investigation into allegations of harassment. The Company will not tolerate retaliation against any employee for cooperating in an investigation or for making a complaint to any supervisor. The Company has taken in the past and will continue in the future to take prompt and necessary steps to investigate and, where appropriate, correct any harassment.

You should also be aware that the federal Equal Employment Opportunity Commission and the California Department of Fair Employment and Housing investigate and prosecute complaints of prohibited harassment in employment. If you think you have been harassed or that you have been retaliated against for resisting or complaining, you may file a complaint with the appropriate agency. The nearest office is listed in the telephone book.

Antitrust Compliance

Promote fair competition and strictly adhere to all antitrust laws…

Antitrust is the general term for laws that protect the free enterprise system by promoting open and fair competition in business. These laws exist in the United States, Europe and many other countries where the Company does business, and are vigorously enforced. It is the Company’s policy to compete fairly in the marketplace based on our ability to provide high-quality products and service at reasonable prices.

Failure to comply with antitrust laws could result in serious consequences for the Company and its directors, officers and employees. Violations of many antitrust laws are crimes, subjecting offenders to heavy fines and even imprisonment. In addition, the Company may be required to pay triple damages and be ordered to refrain from engaging in the activity.

The antitrust laws deal with conspiracies and understandings that may improperly “restrain trade.” The law prohibits, for example, any understanding between competitors regarding price or price stabilization. Also forbidden are understandings between competitors with respect to the amount of their production, the division or allocation of markets, territories or customers and the boycotting of third parties.

Prohibited arrangements between competitors do not require formal documentation to be illegal. A violation will be found to exist whenever it is shown that there was any kind of mutual understanding which gave the parties a basis for expecting that a business practice or decision adopted by one would be followed by the other.

These laws also apply to international operations and transactions related to imports into, and exports from, foreign countries. All individuals covered by this code responsible for any dealings with competitors are expected to know that U.S. and foreign antitrust laws may apply to their activities, and should always consult with counsel prior to negotiating with or entering into any arrangement with a competitor.

Some Guidelines

Here are some “do’s and don’ts.” Remember that these actions do not require formal documents signed by the parties. There can be a conspiracy or understanding if there was any kind of mutual understanding that gave the parties a basis for expecting that a business practice or decision adopted by one would be followed by the other.

•	NEVER agree with a competitor to:

•	Fix prices (or elements of price such as discounts) or other terms or conditions of sale or purchase.

•	Divide a market by allocating either customers or territories.

•	Refuse to do business with third parties.

•	Agree on marketing or labor policies.

•	Limit or reduce production.

•	NEVER (except if approved by the Company’s General Counsel) exchange information with competitors relating to prices or other terms or conditions of sale or costs or profit margins.

•	ALWAYS note the public or customer source of any competitive pricing information that you obtain.

•	NEVER attend a meeting with a competitor at which the subject of price or other sensitive competitive matters is likely to be discussed.

•	NEVER participate in, or allow any individual covered by this Code to participate in, trade association activities without carefully observing the rules set forth in this Code.

•	NEVER

•	fix the price at which a customer must resell the Company’s products;

•	threaten a customer with termination for failure to adhere to specified prices; or

•	communicate with a customer concerning the pricing practices or related business terms of another customer.

•	NEVER write (including emails) or say anything you would not want disclosed in a courtroom.

•	ALWAYS report suspected antitrust problems to the Company’s General Counsel, including invitation or offers from competitors or customers to engage in any of the foregoing activities.

International Commerce

Know and follow the law when involved in business abroad…

Increasingly, Napster is becoming a global, multinational company. While this expansion provides great advantages and new opportunities, it also brings with it important new responsibilities.

For example, it is illegal to enter into an agreement to refuse to deal with potential or actual customers or suppliers, or otherwise to engage in or support restrictive international trade practices or boycotts which U.S. law does not explicitly sanction. The U.S. Treasury Department maintains a list of countries with which trade is officially embargoed, and the Company complies with those embargo requirements.

Other laws, including foreign tax laws, may apply in those countries in which the Company does business. As indicated above, anti-corruption, antitrust and similar regulations impose additional obligations in those areas of law for which there are existing U.S. statutes applicable to domestic commerce.

The Company follows a policy of strict compliance with all U.S. and foreign statutes regarding international commerce, and no individual covered by this Code should violate – or assist any third party to violate – the laws of any country. Any individual transacting business on behalf of the Company in foreign countries should become familiar with these and other laws pertaining to international business practices in those particular countries.

Duties to Report and Inquire

Always report potential violations, and inquire freely

when questions arise…

Complaint and Investigation Procedures for Accounting, Internal Controls, Fraud or Auditing Matters

The following procedures have been adopted by the Audit Committee of the Board to govern the receipt, retention and treatment of complaints regarding Napster’s accounting, internal accounting controls, or auditing matters, and to protect the confidential, anonymous reporting of individuals’ concerns regarding questionable accounting or auditing matters.

These procedures have been established in accordance with the requirements of Section 301 of the Sarbanes-Oxley Act of 2002 and certain related SEC rules.

Policy:

It is the policy of Napster to treat complaints about accounting, internal accounting controls, auditing matters or deceptive financial practices (“Accounting Complaints”) seriously and expeditiously.

All individuals covered by this Code are encouraged to submit Accounting Complaints, including without limitation, reports or suspicions about the following:

•	fraud against investors, securities fraud, mail or wire fraud, bank fraud, or fraudulent statements to the SEC or members of the investing public;

•	violations of SEC rules and regulations applicable to the company and related to accounting, internal accounting controls and auditing matters;

•	intentional error or fraud in the preparation, review or audit of any financial statement of the company; and

•	significant deficiencies in or intentional noncompliance with the company’s internal accounting and reporting controls.

If requested by the individual, Napster will protect the confidentiality and anonymity of such individual to the fullest extent possible, consistent with the need to conduct an adequate review. Vendors, customers, business partners and other parties external to the company will also be given the opportunity to submit Accounting and Reporting Complaints; however, the Company is not obligated to keep Accounting and Reporting Complaints from non-employees confidential or to maintain the anonymity of non-employees, but will consider doing so if requested by the reporting person.

Accounting and Reporting Complaints will be reviewed under Audit Committee direction or such other persons as the Audit Committee determines to be appropriate.

Napster will abide by all laws that prohibit retaliation against any individuals who lawfully submit complaints under these procedures.

In the event that Napster contracts with a third party to handle complaints or any part of the complaint process, the third party will comply with these policies and procedures.

Procedures:

Receipt of Accounting Complaints

1.	Telephone Hotline: Any person with an Accounting Complaint can call 1-866-376-4113 to submit his or her complaint. Individuals who call this number may, but need not, leave their name, telephone number, email address or other personal information and the investigation that follows from any such call will be conducted in a manner that protects the confidentiality and anonymity of the individual making the call to the fullest extent possible, consistent with the need to conduct an adequate review. The intake phone call will be received by a member of the Audit Committee designated to receive hotline calls. Among other things, the following information should be given to the person receiving the call:

•	If an individual, the division of the Company in which the caller works and, if a non-employee, where such person is employed or such person’s relationship to the Company;

•	Any relevant information concerning the allegations; and

•	Name, telephone number and or email address of the caller (unless the individual decides to remain anonymous).

The information from the call will be documented in a format acceptable to Napster and the Audit Committee and shall include at a minimum a written description of the information received concerning the Accounting Complaint allegations.

2.	Written Complaints: Any person may submit a written Accounting Complaint to the Chairman of the Audit Committee at either naps@openboard.info or to the following address: Audit Committee, Napster, Inc. 9044 Melrose Ave., Los Angeles, CA 90069. Individuals submitting this information may, but need not, provide their name, telephone number, email address or other personal information and the investigation that follows from an Accounting Complaint will be conducted in a manner that protects the confidentiality and anonymity of the individual submitting the Accounting Complaint to the fullest extent possible, consistent with the need to conduct an adequate review.

Treatment of Accounting Complaints

1.	An Accounting Complaint made under these procedures will be directed to the full Audit Committee.

2.	The Audit Committee will review the Accounting Complaint, and may investigate it itself or may assign another individual, outside counsel, advisor, expert or third-party service provider to investigate, or assist in investigating, the Accounting Complaint. The Audit Committee may direct any individual assigned to investigate an Accounting Complaint to work at the direction of or in conjunction with the Audit Committee or any other person in the course of the investigation.

3.	Unless otherwise directed by the Audit Committee, the person assigned to investigate will conduct an investigation of the Accounting Complaint and report his or her findings or recommendations to the Audit Committee. If the investigator is in a position to recommend appropriate disciplinary or corrective action, the investigator also may recommend disciplinary or corrective action.

4.	If determined to be necessary by the Audit Committee, Napster will provide for appropriate funding, as determined by the Audit Committee, to obtain and pay for additional resources that may be necessary to conduct the investigation, including without limitation, retaining outside counsel and/or expert witnesses.

5.	At least once each calendar quarter and whenever else deemed necessary, the Audit Committee will submit a report to the Board that summarizes any new Accounting Complaint made within the last 3 months and any outstanding Accounting Complaints that remain unresolved and shows specifically: (a) the complainant (unless anonymous, in which case the report will so indicate), (b) a description of the substance of the Accounting Complaint, (c) the status of the investigation, (d) any conclusions reached by the investigator, and (e) findings and recommendations.

6.	At any time with regard to any Accounting Complaint, the Audit Committee may specify a different procedure for investigating and treating such an Accounting Complaint, such as when the Accounting Complaint concerns pending litigation.

Access to Reports and Records and Disclosure of Investigation Results

All reports and records associated with Accounting Complaints are considered confidential information and access will be restricted to members of the Audit Committee, Napster’s legal department, employees or outside counsel involved in investigating an Accounting Complaint as contemplated by these procedures. Access to reports and records may be granted to other parties at the discretion of the Audit Committee.

Accounting Complaints and any resulting investigations, reports or resulting actions will generally not be disclosed to the public except as required by any legal requirements or regulations or by any corporate policy in place at the time.

Retention of Records

All Accounting Complaints and documents relating to such Accounting Complaints made through the procedures outlined above will be retained for at least five years from the date of the complaint, after which the information may be destroyed unless the information may be relevant to any pending or potential litigation, inquiry, or investigation, in which case the information may not be destroyed and must be retained for the duration of that litigation, inquiry, or investigation and thereafter as necessary.

Code Violations and Accountability

All individuals subject to this Code must promptly report any violation of any portion of this Code or suspected violations of any portion of this Code to the Company’s General Counsel at (310) 281-5071. A failure to observe this requirement is a violation of this Code.

The Company will promptly and thoroughly investigate all reports made. The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all individuals subject to this Code without fear of retribution or retaliation is vital to the successful implementation of this Code.

This Code will be strictly enforced throughout the Company and violations will be dealt with immediately, including subjecting persons to corrective and/or disciplinary action including termination of their relationship with the Company. Violations of the Code that involve illegal or potentially illegal behavior will be reported to the appropriate authorities.

Amendments and Waivers

This Code can only be amended or waived as follows…

Amendments to this Code must be in writing and approved by the Audit Committee of the Board of Directors. Any exception from or waiver of the specific policies set forth in this Code for employees will only be granted in extraordinary circumstances and must have the written approval of our Chief Executive Officer and Chief Financial Officer acting together. In addition, any exception from or waiver of this Code for executive officers, directors, or other principal financial officers may be made only by our Board of Directors or the appropriate committee of our Board and will be disclosed to the public as required by law or the rules of the Nasdaq National Market.

Receipt and Acknowledgment

I acknowledge that I have received my personal copy of the Code of Conduct of Napster, Inc. I understand that each Napster director, officer and employee is responsible for knowing, understanding and adhering to the principles and standards of the Code.

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